Exhibit 99.1

PRESS RELEASE

MeaTech 3D Ltd. Reports First Half 2021 Financial Results
and Recent Business Developments

NESS ZIONA, Israel, August 16, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC) ("MeaTech"), a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products, today announced its financial results for the half-year ended June 30, 2021, and provided an update on recent business developments.

First Half 2021 Summary and Recent Developments

•	Completed acquisition of Belgian foodtech innovator, Peace of Meat, to lead MeaTech’s avian cell culture technologies

•	Established MeaTech Europe to advance food technology development activities, with initial focus on cultured fat production for hybrid foods

•	Announced plans to establish and operate a pilot plant to commence pre-commercial cultured chicken fat production in 2022

•	Filed provisional patent application for novel bioprinting method

•	Initiated pork cell research and development activities for establishing scaled production capabilities of cultured pork-based products

•	Signed a letter of intent with Tiv Ta'am Holdings to develop, produce, and distribute cultured meat products

•	Completed H1 2021 with a cash position of over $30 million

Management Comment

Sharon Fima, MeaTech’s Chief Executive Officer, commented, "We are thrilled with our progress so far in 2021 and are excited to continue developing our capabilities. During the first half of 2021, we expanded our bovine and avian cell product lines, and initiated research and development activities for cultured porcine cell technologies. Establishing MeaTech Europe, which is initially focusing on hybrid foods, lays the company groundwork for further development of cultured meats. We look forward to establishing a pilot plant in Belgium during 2022 to commence pre-commercial cultured chicken fat production.”

"Our goal is to lead the upcoming agricultural revolution by making tomorrow's meat safe, abundant and sustainable. MeaTech is developing a broad range of cultured meat technologies as a potential alternative to conventionally factory farmed beef, chicken, and now, pork. We intend to continue leveraging our 3D bioprinting technologies, which we believe to be the optimal technology to create structured meat tissues, such as steaks, under lab conditions. We believe developing additional cultured meat product lines has the potential to expand our addressable markets, generating additional revenue potential. Our goal is delivering meat experiences comparable to livestock-farmed meat, while using a significantly more sustainable production method."

Unaudited Financial Results Summary

•
R&D expenses totaled $2.1 million in the first half of 2021, compared to $0.9 million in the same period in 2020. This reflects MeaTech’s increased investment in research and development to expand its cultured meat technology capabilities.

•
Operating loss reached $6.7 million in the first half of 2021, compared to $13.0 million in the same period in 2020, which also included $10.1 million in public listing expenses that did not affect cash flow, in connection with MeaTech's reverse merger into a TASE-listed shell company in 2020. The operating loss increased mainly due to increased R&D expenses, up from $0.9 million in the first half of 2020 to $2.1 million, as well as an increase in general and administrative expenses from $2.0 million to $4.0 million, primarily due to an increase in share-based payment and insurance expenses.

•	Non-cash flow share-based payment totaled $2.3 million in the first half of 2021, compared to $1.6 million in the same period in 2020.

•	Total comprehensive loss was $7.7 million in the first half of 2021, or $0.06 per ordinary share, compared to $13.2 million, or $0.26 per ordinary share, in the same period in 2020.

•	Cash flow used in operating activities was $5.0 million in the first half of 2021, compared to $1.5 million in the same period in 2020.

•	Cash and equivalents at June 30, 2021 increased to $30.6 million, up from $13.6 million at year-end 2020, driven mainly by the Nasdaq IPO in March 2021.

•
Non-current assets increased to $14.1 million at June 30, 2021, up from $3.6 million at year-end 2020, driven mainly by the initial consolidation of the financial results of wholly-owned subsidiary Peace Of Meat.

•	Total assets increased to $46.0 million at June 30, 2021, up from $17.5 million at year-end 2020.

•	Total capital reached $43.8 million at June 30, 2021, up from $15.6 million at year-end 2020.

Business Highlights and Recent Developments

LOI with Tiv Ta'am Holdings Group to Develop and Distribute Cultured Meat Products

In July 2021, MeaTech signed a non-binding letter of intent with Tiv Ta'am, a leading food retailer and meat producer in Israel, to cooperate in the joint development of cultured meat products. MeaTech anticipates that the goals of the partnership will initially be research cooperation for the development of cultured meat production facilities and subsequently, if those efforts are successful, shared responsibilities for future production, marketing and distribution activities. MeaTech believes this move reflects the established meat producers’ confidence in MeaTech's vision, potential future technology and product development capabilities and the expected synergies between the cultivated meat industry and existing industrial food production.

Cultured Pork Development

In July 2021, MeaTech initiated research and development activities focusing on cell lines and technologies for the potential future mass production of cultured pork. This expansion is part of the strategy to develop a broad cellular agriculture technology offering, complementing existing research and development activities for beef and chicken cell lines. As pork is currently the most consumed meat across the globe, porcine cellular agriculture, if successfully developed, has the potential to significantly expand MeaTech's addressable markets.

US Patent Filing

In June 2021, MeaTech filed a provisional patent application with the United States Patent Office for a novel bioprinting method with the potential to provide exceptional control of bio-ink printing during multi-layered bioprinting processes. MeaTech believes this could improve bioprinting resolutions in premium, meat-emulating products.

Initiation of Food Technology Development Activities in Europe

In April 2021, MeaTech commenced food technology development activities through its European subsidiary, MeaTech Europe, with an initial focus on hybrid foods using MeaTech’s cultured fat. Hybrid foods are food offerings composed of both plant and cultured meat ingredients, which have the potential to offer a meatier product to consumers as compared to purely plant-based meat alternatives.

Cultured Chicken Fat Pilot Plant

In May 2021, MeaTech announced its intention to establish a pilot plant in Belgium in 2022 to commence pre-commercial cultured chicken fat production. The cultured fat production process is expected to be designed to deploy technologies developed by Peace of Meat with the goal of producing cultured chicken fat for use in potential industry collaborations. By leveraging its cultured chicken fat technologies, MeaTech aims to expedite its market entry while it develops, in tandem, an industrial process for cultivating and producing real meat cuts, such as steak or chicken breast, using 3D bioprinting technology.

$28 Million Nasdaq Listing and Voluntary Delisting from the Tel Aviv Stock Exchange

In March 2021, MeaTech raised $28 million in an initial public offering of American Depository Shares (ADSs), each representing ten ordinary shares, on the Nasdaq Capital Market, making MeaTech the first cultured meat company to be publicly traded in the USA.

In August 2021, MeaTech completed the process to voluntarily delist its ordinary shares from the Tel Aviv Stock Exchange (TASE), with its ADSs continuing to trade on the Nasdaq Capital Market. The decision to delist from the TASE was taken as MeaTech's board of directors and management focus MeaTech’s investor and public relations efforts globally.

Acquisition of Peace of Meat

In February 2021, MeaTech finalized its acquisition of Peace of Meat BV, a Belgian producer of cultured avian products, for up to $17.7 million in cash and equity, depending on milestone achievement. MeaTech intends to leverage Peace of Meat’s cultured avian technologies to diversify its own bovine-oriented technologies and expedite its entry into the market for cultured products.

The Peace of Meat acquisition broadened the MeaTech portfolio by adding chicken fat and other cultured avian products to the MeaTech family of potential offerings. The cultured avian meat products, and the technologies used to make them, are expected to initially be marketed to food processing companies looking to add more meatiness to their plant-based offerings. Under the terms of the acquisition agreement, Peace of Meat’s management continues to lead the development process at its headquarters in Belgium.

Conference call

MeaTech will host a conference call today at 9:00 am ET. Management will host the call and will be available to answer questions after providing a business update and presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-866-860-9642	at 9:00 am Eastern Time
Israel:	03-918-0609	at 4:00 pm Israel Time
International:	+972-3-918-0609

A live webcast of the conference call can also be accessed on the MeaTech website at:
https://meatech3d.com/events-presentations/

Unaudited Condensed Consolidated Interim Information on the Financial Position

	As of June 30	As of June 30	As of December 31
	2021	2020	2020
	USD thousands	USD thousands	USD thousands
Current assets

Cash and cash equivalents	30,637	5,201	13,556
Other investment	147	134	149
Receivables	1,174	73	131
Total current assets	31,958	5,408	13,836

Non-current assets

Restricted deposits	388	72	51
Other investment	1,264	1,164	2,513
Right-of-use asset	306	143	168
Intangible assets	9,930	-	-
Fixed assets, net	2,206	277	906

Total non-current assets	14,094	1,656	3,638

Total Assets	46,052	7,064	17,474

Current liabilities

Trade payables	359	61	351
Other payables	1,573	398	996
Current maturities of lease liabilities	210	109	180
Derivative instrument	-	3	316

Total current liabilities	2,142	571	1,843

Non-current liabilities

Long-term lease liabilities	102	37	-

Total non-current liabilities	102	37	-

Capital

Share capital and premium on shares	65,283	18,497	30,481
Capital reserves	4,383	1,275	3,319
Currency translation differences reserve	(91)	73	780
Accumulated deficit	(25,767)	(13,389)	(18,949)

Total capital	43,808	6,456	15,631
Total liabilities and capital	46,052	7,064	17,474

Unaudited Condensed Consolidated Interim Information on Comprehensive Income

	6-month period ended June 30,	6-month period ended June 30,	Year ended December 31,
	2021	2020	2020
	USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	2,146	850	2,491
Marketing expenses	600	-	506
General and administrative expenses	3,983	2,006	5,380
Public listing expenses	-	10,164	10,164
Operating loss	6,729	13,020	18,541

Financing expenses (income), net	89	(56)	(17)

Loss for the period	6,818	12,964	18,524

Capital reserve for financial assets at fair value that will not be transferred to profit or loss	-	334	334
Currency translation differences loss (income) that will not be transferred to profit or loss	871	(51)	(758)

Total comprehensive loss for the period	7,689	13,247	18,100

Loss per ordinary share, no par value (USD)

Basic and diluted loss per share (USD)	0.064	0.262	0.308

Weighted-average number of shares outstanding - basic and diluted (shares)	107,189,837	49,476,813	60,112,197

Unaudited Condensed Consolidated Interim Information on Changes in Equity (Deficit)

	Share and capital premium	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-based payments	-	-	-	-	2,313	-	2,313
Issuance of shares and warrants, net	30,357	-	-	-	-	-	30,357
Exercise of options – Share-Based Payment	4,445				(1,249)		3,196
Other comprehensive income )loss)	-	-	-	(871)	-	-	(871)
Loss for the period	-	-	-	-	-	(6,818)	(6,818)

Balance as at June 30, 2021	65,283	(334)	14	(91)	4,703	(25,767)	43,808

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	3,059	-	-	-	-	-	3,059
Share-Based Payment	-	-	-	-	1,595	-	1,595
Exercise of options	2,119						2,119
Other comprehensive income (loss)		(334)	-	51	-	-	(283)
Loss for the period	-	-	-	-	-	(12,964)	(12,964)

Balance as at June 30, 2020	18,497	(334)	14	73	1,595	(13,389)	6,456

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Share-based payments	-	-	-	-	3,958	-	3,958
Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	14,067	-	-	-	-	-	14,067
Exercise of options - Investors	2,753	-	-	-	-	-	2,753
Exercise of options – Share-Based Payment	342				(319)		23
Other comprehensive income )loss)	-	(334)	-	758	-	-	424
Loss for the period	-	-	-	-	-	(18,524)	(18,524)

Balance as at December 31, 2020	30,481	(334)	14	780	3,639	(18,949)	15,631

Unaudited Condensed Consolidated Interim Information on Cash Flows

	Six months ended June 30, 2021	Six months ended June 30, 2020	Year ended December 31, 2020
	USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period	(6,818)	(12,964)	(18,524)

Adjustments:
Depreciation and amortization	278	73	213
Change in fair value of derivative	(311)	(73)	(36)
Change in fair value of other investment	(90)	-	(74)
Expenses for share-based payments	2,313	1,592	3,958
Expenses for public listing	-	10,164	10,164
Changes in asset and liability items:
Decrease (increase) in receivables	(782)	(34)	5
Increase (decrease) in trade payables	3	(7)	126
Increase (decrease) in other payables	454	(232)	336
Net cash from (used in) operating activities	(4,953)	(1,481)	(3,832)

Cash flows - investment activities
Acquisition of fixed assets	(902)	(168)	(681)
Decrease (increase) of restricted deposit	(337)	(30)	(6)
Acquisition of subsidiary, net of cash acquired	(4,848)	-	(1,188)

Net cash used in investing activities	(6,087)	(198)	(1,875)

Cash flows - financing activities
Proceeds from issuance of shares and warrants	27,143	3,300	14,887
Issuance costs	(1,145)	(242)	(819)
Repayment of liability for lease	(134)	(55)	(140)
Proceeds on account of other investment	73	12	71
Proceeds on account of capital issuance	-	338	222
Proceeds with regard to derivative	-	74	348
Proceeds from exercise of share options	3,196	2,118	2,776

Net cash from financing activities	29,133	5,545	17,345

Increase in cash and cash equivalents	18,093	3,866	11,638
Effect of exchange differences on cash and cash equivalents	(1,012)	61	644
Cash and cash equivalents at the beginning of the period:	13,556	1,274	1,274

Cash balance and cash equivalents at end of period	30,637	5,201	13,556

Non cash activities
Purchase of fixed assets	21	-	143
Issue of shares and options against intangible asset	4,359	-	-

Peace Of Meat BV Initial consolidation effect on Consolidated Balance Sheet

The following summarizes the consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

Peace Of Meat condensed Balance Sheet as at March 1, 2021	(USD thousands)
Current assets	425
Non-current assets	589
Current liabilities	(578)
Non-current liabilities	(16)
Tangible assets net	419

Peace Of Meat initial consolidation effect	(USD thousands)
Closing cash consideration	5,053
Closing shares consideration	4,359
Previous investment	1,223
Tangible assets, net	(419)
Net addition to balance sheet as of consolidation date	10,216
FX change	(286)
June 30, 2021 balance	9,930

About MeaTech

MeaTech commenced cultured meat operations in 2019 with the aim of developing proprietary three-dimensional bioprinting technologies, biotechnology processes, and cell-based manufacturing processes for food processors and food retail companies seeking to manufacture proteins more sustainably and without the need for animal slaughter. MeaTech is developing a novel, proprietary three-dimensional bioprinter to deposit layers of differentiated stem cells, scaffolding, and cell nutrients in a three-dimensions to produce structured cultured meat. The Company's ADSs are listed on the Nasdaq Capital Market under the ticker symbol "MITC."

For more information, please visit https://www.meatech3d.com/.

Forward-Looking Statements
This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096